INVEST IN **BRACKETOLOGY**

The centralized platform for reality TV fantasy gaming!



[bracketology]
Fantasy sports, for reality TV.
Advanced
Official Bachelor League
Invite
Picks
Scoreboard

bracketology.tv Chicago, IL

Female Founder | Entertainment | Media | Games

Highlights

1. Over 56,000 mobile app downloads since launching in App Stores in mid-January 2024
2. 121,000+ new accounts created since January 2022, with $0 spent on paid user acquisition
3. Expanded fantasy gaming to 8 new shows: Survivor, Big Brother, RuPaul's Drag Race, The Oscars, etc
4. 184,000+ total fantasy season plays across 22 offered reality TV show seasons since January 2022
5. Raised $310,00 from previous Crowdfund + Family Office, along with 6,000+ software development hours
6. Generated $55,000+ in passive revenue through sponsorships and website ads from Jan. '22 - Dec. '23
7. Garnered 11 million social media impressions across TikTok, Instagram, and Twitter
8. Partnered with ex-reality TV contestants, pop-culture podcasts to host their fantasy leagues

Featured Investors



Breslow Forsythe Group Follow Invested $150,000

Monica Breslow, Partner

"Our decision to invest in Bracketology in 2023 was based upon our impression of the team, their passion, and the organic traction of the core business without a marketing spend or a mobile application. Since then, we continue to be incredibly impressed by the dedication, resilience, and determination of the co-founders. They have developed a great mobile application, as well as expanded the show offerings while keeping the cash burn relatively small. For the next phase of growth, they are poised to build out their team, further

expand show offerings, invest in marketing, and monetize the user base. We have tremendous confidence in the Bracketology team and we are very excited to participate in their journey ahead!"



Jon White in   Follow   Invested $15,000 ⓘ
Syndicate Lead

"Upon getting introduced to Bracketology, I immediately understood how this serves a large market and is a massive opportunity. When I think about investments of time and capital, for me the mental math is about whether there is a true need to fulfill, a sizable market to serve, and a capable team to run at it. Bracketology checks these boxes. The passionate founders are driven by a desire for impact coupled with backgrounds and expertise to accomplish outsized user acquisition and retention goals alongside fast and agile product innovation. I am truly excited to participate in this next phase of the Bracketology journey!"

Our Team



Jonah Fialkow   CEO & Co-Founder

Led Bracketology's evolution to $460K in funding and 3x product offering through entrepreneurial passion and content creation.

Reality TV fans crave deeper engagement and community interaction with their favorite shows. The current solutions in the market are decentralized, unreliable, and lack a community focus. Bracketology is reinventing the social experience and interaction around reality TV shows, through fantasy gaming. The platform is created by reality TV fans, for reality TV fans, and we're passionate about the entertainment industry and connecting people around a shared interest.



Kaitlyn Hurley   CRO & Co-Founder

Founded BTV's predecessor, Bach Bracket, in 2016. 9+ years of experience in performance marketing & media strategy.



David Pawlan   Head of Product & Co-Founder

Experienced multi-startup founder; scaled second bootstrapped tech startup to 7-figures/year by year 3.

Bracketology? Think fantasy football for all reality TV shows... 🤯



Reality TV fans crave deeper engagement and community interaction with their favorite shows.



But current solutions are: manual & archaic, decentralized, and lacking community focus.
Confidential & Proprietary
[bracketology] 2

Until now...

Bracketology is reinventing the social experience and interaction around reality TV shows, *through fantasy gaming*.



[Fantasy Games Currently Offered For]
Create An Account
Join A Fantasy League
Make Weekly Picks
Check Your Scores
Confidential & Proprietary
[bracketology] 3

Check out our Bracketology "Wrapped" since our inception in 2022.



[2022+2023 Highlights]

132K
Total Fantasy Season Plays
From 89K unique users across 16 total reality TV seasons.

$55K
Revenue Generated
Passive income earned via sponsorships & website ads.

$310K
Capital Raised
Through F&F Crowdfund, family office, & dev partnership.

11M
Social Media Impressions
Across Bracketology's TikTok, Twitter & Instagram accounts.

51%
Email Open Rate*
*Compared to 37% industry average.
On our Bachelor-focused newsletter sent to 70K readers.

Confidential & Proprietary [bracketology] 4

By the way, all of that was accomplished with...



$0 spent on user acquisition
Only 1 full-time employee
No mobile app available

Confidential & Proprietary [bracketology] 5

We used our September 2023 raise to address our two biggest weaknesses.



[Not Enough Available Team Hours]

Despite working only part-time on Bracketology, Kaitlyn (Co-Founder) led an organic marketing approach that acquired thousands of users at a $0 CPA.

Kaitlyn is now a full-time Bracketology employee.

[Lack of User-Friendly Product]

We brought on Techjays, an industry-leading software solutions company, as equity stakeholders, committing 6,000 hours of software development.

The Bracketology mobile app launched in January 2024.

Confidential & Proprietary [bracketology] 6

Fueled by Kaitlyn's full-time marketing efforts, BTV's 2024 user growth is rapidly accelerating...



New Accounts [Q1 YoY]
Q1 '22
Q1 '23
Q1 '24
35000
30000
25000
20000
15000
10000
5000
0
11,662
16,899
34,319
New Account Creations [January - March]
45,000+ Total Fantasy Season Plays in Q1 2024
67% Increase from Q1 2023

...and week-over-week user retention is 2x on the new mobile app compared to web.



User Stickiness
Web App [2023 Bachelor S27]
Mobile App [2024 Bachelor S28]
Average WAU/MAU = 38%
Average WAU/MAU = 77%
WAU / MAU
DAU / WAU
DAU / MAU
MAU = Monthly Active Users
WAU = Weekly Active Users
DAU = Daily Active Users

Getting excited? Fantasy reality TV is primed to follow the growth & success of fantasy sports.



Sports
Reality TV
Viewers
[Total Market]
180 M
100 M
Fantasy Players
[Market Penetration]
49 M
(27%)
~4 M
(4%)
Fantasy Market Size
$9.5B
$TBD

Competitors aren't effectively adapting to this emerging market's needs.



	[tv]	RealTV Fantasy	The Rose League	DraftKings Sportsbook
Fantasy games across TV networks/franchises	✓	✓	✗	✓
Multiple game types	✓	✓	✗	✓
Established influencer and media partnerships	✓	✗	✓	✓
Reality TV-focused	✓	✓	✓	✗

Our 58% female demographic gives us a competitive advantage over fantasy sports platforms, where users skew 80% male.

Confidential & Proprietary [bracketology] 10

The BTV leadership team has the talent & vision that the competition is missing.



Jonah Fialkow
Full-Time CEO & Co-Founder
Led Bracketology's evolution to $460K in funding and 3x product offering through entrepreneurial passion and content creation.
Kaitlyn Hurley
Full-Time CRO & Co-Founder
Founded BTV's predecessor, Bach Bracket, in 2016. 9+ years of experience in performance marketing & media strategy.
David Pawlan
Head of Product & Co-Founder
Experienced multi-startup founder; scaled second bootstrapped tech startup to 7-figures/year by year 3.
Marc Wasserman
Board Member
Financial executive with significant P&L and M&A experience. 4 consecutive exits to financial & strategic buyers.
Philip Samuelraj
Advisor
18+ years in product development & startups. Built and scaled Techjays to 2MM revenue, 100+ people in < 3 years.
Confidential & Proprietary
[bracketology] 11

Our $200K Pre-Seed+ round will allow us to hit our next user milestones and revenue targets.



H2 2024: $60K in Revenue, 40K New Users
• Add 4 new shows, targeting 120K total fantasy plays
• Relaunch web app, roll out social sharing features to scale network effects
H1 2025: $40K in Revenue, 75K New Users
• Add 4 new shows, targeting 110K total fantasy plays
• Start focused paid marketing plan to determine customer acquisition costs
[Use of Funds]
SG&A 15%
Development 15%
Team 50%
Marketing 20%
Confidential & Proprietary
[bracketology] 12

Future projections are not guaranteed

Then, we'll be ready to take Bracketology to the next level, with a 7-figure Seed round.



[Objectives]

[Methods]	Strengthen Userbase	Monetize Audience
Grow the Team	Increase site admin bandwidth to offer more shows, attracting new and retaining existing users.	Source a dedicated team member to grow sales pipeline for sponsored leagues and content.
Add New Features	Build upon gamification framework to incentivize users to consistently open app throughout the week.	Offer premium features to incorporate a 'Freemium' model and increase customer LTV.
Expand Internationally	Broaden fantasy gaming offerings to international counterparts of U.S. reality TV shows.	Establish a test season for paid DFS contests through India's popular "Big Boss" franchise.

Fantasy reality TV has the chance to follow the success of fantasy sports. Join us in our mission to change the landscape of connected television experiences!